Exhibit 99.1

Canadian Solar Completes Sale of Solar Power Plant

to Stonepeak Infrastructure Partners

ONTARIO, Canada, August 27, 2012 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced the Company has completed the sale to Stonepeak Infrastructure Partners (“Stonepeak”) of a utility-scale solar power plant for approximately C$48.0 million (US$48.4 million).  As the developer, EPC and construction financier, Canadian Solar built the solar power plant to provide enough clean, renewable energy to power more than 1,200 homes in eastern Ontario near the town of Napanee.

Named “Canadian Solar 1” (or “CS1”), the solar installation is now connected to the grid and includes approximately 50,000 Canadian Solar CS6M modules.  Canadian Solar also won a 20-year contract to provide operations and maintenance services to Stonepeak for the utility-scale solar power plant.

“This project marks Canadian Solar’s continued success in the utility-scale solar power development space while furthering Ontario’s goal to provide green energy and green jobs,” said Dr. Shawn Qu, CEO and Chairman of Canadian Solar. “It is a testament to the quality of Canadian Solar’s modules and the proven expertise of our projects team that a strategic company like Stonepeak has chosen the CS1 solar farm as their first investment in the Ontario market.  We are also very excited to complete our first sale of a Canadian Solar owned solar power project in Ontario.”

“The Ontario renewables regime represents an attractive investment opportunity and we are excited about partnering with Canadian Solar and AMP Solar Group on this project. Canadian Solar Solutions’ projects team has done an excellent job completing this clean energy project and delivering a turnkey package for purchase by Stonepeak,” said Trent Vichie, founding partner of Stonepeak Infrastructure Partners.

As project co-developer, AMP Solar Group financed the acquisition of the asset with Stonepeak Infrastructure Partners and The Manufacturers Life Insurance Company.  Dave Rogers, CEO of AMP Solar Group said: “The CS1 project represents a great opportunity for AMP and its financing partners to own and operate a superior project in Ontario’s thriving renewable market.”

About Canadian Solar

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit canadiansolar.com.

About Stonepeak Infrastructure Partners

Stonepeak Infrastructure Partners is an independently owned North American infrastructure investment firm that spun out from the Blackstone Group last year. Stonepeak Infrastructure Partners is based in New York, and targets investments in the middle market, focusing on lower risk infrastructure investments across utilities, water and waste, energy, power and renewables, midstream and transportation asset classes.

About AMP Solar Group Inc.

AMP Solar Group Inc. is a leading developer of solar energy assets.  AMP is differentiated in its approach with a singular view that its business is to create investment grade financial products from renewable energy assets that demonstrate a superior risk adjusted return.  AMP’s long-term vision is to grow the platform globally in markets where AMP’s development, M&A and financing expertise can provide significant differentiation.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Canadian markets; changes in customer order patterns; capacity utilization; pricing pressure and declines in average selling prices; delays in utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.